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Famous Brandz Secures Merchandising License for The Fabulous Furry Freak Brothers

Calgary, AB, December 27, 2019 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, today announced that its wholly-owned subsidiary, Famous Brandz Inc. (“Famous Brandz”), recently signed a royalty-based merchandising license agreement with FFFB Media, LLC to use The Fabulous Furry Freak Brothers trade marks and names, logos and artwork (the “Freak Brothers License”). The Freak Brothers License grants Famous Brandz the worldwide right and license to use, manufacture, have manufactured, advertise and sell certain types of smoking accessories via any distribution channels over a term of 2 years.

The Fabulous Furry Freak Brothers is an underground comic about a fictional trio of characters created in 1968. Earlier in 2019, it was announced that The Fabulous Furry Freak Brothers was being re-launched as a television series, which is currently under development. “High Tide’s industry-leading position in licensed product manufacturing and wholesale distribution is further strengthened by adding the Freak Brothers License to our portfolio of celebrity brands, which includes but is not limited to Snoop Dogg Pounds, Cheech & Chong’s Up in Smoke, Trailer Park Boys and Guns N’ Roses,” said Raj Grover, President and Chief Executive Officer of High Tide. Famous Brandz has begun the process of designing and producing the smoking accessories under the Freak Brothers License.

Separately, the Company issued $2,000,000 in unsecured convertible debentures (the “Debentures”) under a third and final tranche (the “Third Tranche”) of the private placement previously announced on November 14, 2019. The principal amount of the Debentures is convertible at the holder’s option at a conversion price of $0.252 per HITI Share and the Debentures are due 24 months from their issuance date and carry a 10% interest cost per annum, payable annually in advance in HITI Shares at a price equal to the volume-weighted average price per HITI Share for the 10-days prior to the day on which interest is due. Concurrent with the issuance of the Debentures, the Company paid the interest due up-front in the form of 1,142,857 HITI Shares. Under the Third Tranche, the Company also issued Warrants such that subscribers received one Warrant for each $0.252 of original principal amount of Debentures, resulting in 7,936,508 Warrants being issued in the Third Tranche. Each Warrant issued in the Third Tranche entitles the holder to acquire one HITI Share at an exercise price of $0.50 per share for two years from the date of issuance.

About High Tide Inc.

High Tide is an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products. It is a vertically-integrated company in the Canadian cannabis market, with portfolio subsidiaries including RGR Canada Inc., Famous Brandz Inc., Kush West Distribution Inc., Smoker’s Corner Ltd., Grasscity.com, Canna Cabana Inc. and the majority of KushBar Inc. High Tide’s strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX:APHA) (NYSE:APHA) and Aurora Cannabis Inc. (NYSE:ACB) (TSX:ACB).

Representing the core of High Tide’s business, RGR Canada Inc. is a high-quality and innovative designer, manufacturer and distributor of cannabis accessories. Famous Brandz Inc. is a dominant manufacturer of licensed lifestyle accessories, through partnerships with celebrities and entertainment companies including Snoop Dogg and Paramount Pictures. Famous Brandz’ products are sold to wholesalers and retailers around the world. Founded in 2009 and approved by the Canadian Franchise Association, Smoker’s Corner Ltd. is among Canada’s largest counter-culture chains with 11 locations. Kush West Distribution is in the process of becoming a cannabis wholesaler in the province of Saskatchewan. Based in Amsterdam since 2000, Grasscity.com is the world’s preeminent and most searchable online retailer of smoking accessories and cannabis lifestyle products with approximately 5.8 million site visits annually. With the deregulation of recreational cannabis for adult use across Canada, Canna Cabana Inc. and its 27 branded stores, is a sizeable retail business with a sophisticated yet playful customer experience. KushBar Inc. is a retail cannabis joint venture with 3 locations in Alberta, offering a modern experience that is focused on the growing customer bases in Alberta and Ontario.

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements, including, but not limited to statements with regard to the ability of High Tide to build on its existing cannabis retail strategy in order to address market demand and the needs of mainstream cannabis consumers, and High Tide’s growth and expansion prospects and outlook. Such information and statements, referred to herein as “forward-looking statements” are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as “outlook”, “expects”, “intend”, “forecasts”, “anticipates”, “plans”, “projects”, “estimates”, “envisages, “assumes”, “needs”, “strategy”, “goals”, “objectives”, or variations thereof, or stating that certain actions, events or results “may”, “can”, “could”, “would”, “might”, or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to the ability of High Tide to execute on its business plan and that High Tide will receive one or multiple licenses from Alberta Gaming, Liquor & Cannabis, British Columbia’s Liquor Distribution Branch, Liquor, Gaming and Cannabis Authority of Manitoba, Alcohol and Gaming Commission of Ontario or the Saskatchewan Liquor and Gaming Authority permitting it to carry on its Canna Cabana Inc. and KushBar Inc. businesses. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Nick Kuzyk, Chief Strategy Officer & SVP Capital Markets at High Tide Inc.; Tel: (403) 265-4207; Email: Nick@HighTideInc.com; Web: www.HighTideInc.com.

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